FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 May 24, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F     X           Form 40-F
                                ------                  ----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                    Yes                      No        X
                              -------                 -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                    Total Pages: 2


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21 May 2002




The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP




Dear Sirs,

Dealing by Directors in Ordinary shares of Smith & Nephew plc

We have been notified today that the following directors of the Company have increased their beneficial holdings of Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, through the Dividend Re-investment Plan for the 2001 Final Dividend paid on 17th May 2002. Each share was purchased at 400.0 pence on 17th May 2002:

Mr C J O'Donnell acquired 848 shares and now holds 121,551 shares representing 0.013% of the issued share capital.

Sir Timothy Lankester acquired 16 shares and now holds 6,056 shares representing 0.0007% of the issued share capital.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary